[redacted]

09055762

RECD S.E.C.

FEB 27 2009

503

Section

FEB 27 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.R. Taylor & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Woodmere Boulevard
(No. and Street)

Montgomery (City) AL (State) 36106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frances Jordan (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail (Address) Montgomery (City) AL (State) 36117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

W.R. TAYLOR & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

TABLE OF CONTENTS

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

To the Member
W.R. Taylor & Company, L.L.C.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, L.L.C. (an Alabama Limited Liability Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.R. Taylor & Company, L.L.C. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

January 21, 2009

W.R. TAYLOR & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and equivalents	$ 162,034
Deposits with clearing organizations and others (cash of $24,471)	24,471
Commissions, fees, and reimbursements receivable	58,823
Prepaid expenses	12,451
Property and equipment, at cost, less accumulated depreciation of $74,936	80,671
Other assets	906
	$ 339,356

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 38,156
Deferred income	74,466
Capital leases	13,264
	125,886
MEMBER'S EQUITY	213,470
	$ 339,356

See accompanying notes and independent auditors' report.

W.R. TAYLOR & COMPANY, L.L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of W.R. Taylor & Company, L.L.C. (the Company) is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Alabama Limited Liability Company located in Montgomery, Alabama. The Company serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States.

In 2006, the Company formed a wealth management division. The firm provides comprehensive wealth management services to individuals and businesses primarily in the Southeastern United States.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2008 was $23,270.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Pro rata income from the L.L.C. is combined with the income and expenses of the member from other sources and reported in the member's individual Federal and State tax returns. The L.L.C. is not a taxpaying entity for purposes of Federal and State income taxes, and thus, no income taxes have been recorded in the statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $68,800 which was $63,800 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 84%.

NOTE C - RELATED PARTY TRANSACTIONS

In May 2006 the sole member of the Company advanced $217,000 to two individuals in order for them to pay off their outstanding loans to a former employer. The purpose of the advances was to enable these two individuals to become employees of the Company.

The Company is withholding 10% of these two employees' gross commissions and submitting the payments to the Company's member at 0% interest until the advances are paid in full. The outstanding amount due from these two employees to the Company's member at December 31, 2008 was $71,469.

NOTE D - OPERATING LEASES

The Company leases office space, office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2008 was $70,981.

Future minimum payments under long-term operating leases, which expire in 2011, are as follows for the years ending December 31:

2009	$71,249
2010	$55,569
2011	$45,258

NOTE E - CAPITAL LEASES

The Company leases office equipment under capital leases which expire through April 2011. The assets and corresponding liabilities under the capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated useful lives. Depreciation of the leased assets is included in depreciation expense.

The following is a summary of property held under capital leases:

Telephone system	$12,803
Sound masking system	16,207
Less accumulated depreciation	(8,624)
	$20,386

Minimum future lease payments under capital leases as of December 31, 2008, for each of the next three years and in the aggregate are:

Year Ended December 31,	
2009	$8,154
2010	4,537
2011	1,512
Total minimum lease payments	14,203
Less amount representing interest	(939)
Present value of net minimum lease payments	$13,264

The interest rate on the capital lease is imputed based on the lessors' implicit rate of return.

NOTE F - CONCENTRATIONS

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash accounts in financial institutions, which can exceed the federal depository insurance coverage limits.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE G - PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. The Company did not make any discretionary contributions for the year ended December 31, 2008.

NOTE H - REGULATION

The Company is registered as a broker-dealer with the Securities and Exchange Commission. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE I - FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

END